Exhibit 11

References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document or Vodafone’s Annual Report on Form 20-F 2024. C2 General Owner: Champion: Version: Date: Maaike de Bie Taneth Washington Version 3.2 03/04/2023 Objective/Risk: Scope The purpose of this Policy is to ensure that Vodafone PDMRs understand their obligations with regard to dealing in Vodafone securities (either by them or by PCAs) and that Vodafone employees understand their obligations with regard to dealing in Vodafone securities and handling Inside information. In addition, the clearance procedures set out in this Policy apply to Code employees (see elaboration). It is important that you read this Policy so that you do not misuse, or place yourself under suspicion of misusing, information about Vodafone which is not available publicly. Please be aware of the serious consequences of having breached this Policy, as outlined immediately below. Vodafone entities: this Policy applies to Vodafone Group Plc. People: this Policy applies to Vodafone employees, contractors, PDMRs and their PCAs. The clearance procedures in this Policy also apply to any other employees who have been told that the clearance procedures in this Policy apply to them. Suppliers: this Policy does not apply to suppliers. Supplier policies are located here. Global policy monitoring: the Policy Owner is accountable for monitoring policy implementation across each entity within Vodafone (listed in the Policy and Control Framework.). Global policy implementation: the Policy Owner is accountable for the implementation of policy within all Group companies (including Group functions) unless an entity-specific SPOC has been nominated and agreed. More information? See our Policy and Control Framework. Any breach of this Policy will be treated as a serious disciplinary offence and may be subject to disciplinary actions in accordance with the provisions of the relevant local HR policy. Depending on the circumstances, a breach of this Policy may also mean that you have committed a civil and/or criminal offence. If you have any questions about any aspect of this Policy or are aware of any breach of it, please speak to Group Corporate Secretariat (groupcosec@vodafone.com). Vodafone Global Policy Securities Dealing

Contents

1. Definitions 3
2. Policy Requirements 4
   - 2.1 What must I do, and not do, if I have confidential or inside information relating to Vodafone? 4
   - 2.2 What procedures must I follow in relation to dealings in Vodafone securities? 4
3. Clearance Procedures 4
   - 3.1 When must I obtain clearance to deal? 4
   - 3.2 How do I obtain clearance if I want to deal? 5
   - 3.3 What about employee share plans or if my dealing is unusual? 5
4. Additional provisions for PDMRs 5
   - 4.1 What obligations apply to me as a PDMR? 6
   - 4.2 What notifications must I give in relation to dealings? 6
   - 4.3 What must I tell my PCAs in relation to their dealings? 6
5. Document history 6

Appendix 1 8

Appendix 2 9

C2 General

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Doing What's Right

. 3 | Page C2 General 1. Definitions Closed period means any of the following: • Full year (FY) – the period from 31 March (being the end of the relevant financial year) up to the release of Vodafone’s preliminary announcement of its annual results (or, where no such announcement is released, up to the publication of Vodafone’s annual report) or, if longer, the period of 30 calendar days before such release or publication; • Half year (H1) – the period from 30 September (being the end of the relevant financial period) up to the release of Vodafone’s half-yearly financial report or, if longer, the period of 30 calendar days before such release; and • Quarterly (Q1 and Q3) – the periods from: (i) the end of Vodafone’s first financial quarter up to the release of Vodafone’s first quarter report; and (ii) the end of Vodafone’s third financial quarter up to the release of Vodafone’s third quarter report. Code employees are employees who are not PDMRs and who have been told that the clearance procedures set out in this Policy apply to them. Deal and dealing covers any type of transaction in Vodafone securities. For example, it includes buying or selling securities, exercising options (whether or not under any share scheme), using securities as security for a loan, entering into, amending or terminating any derivative contract, dealing plan or other agreement which relates to securities (e.g. a trading plan) and amending or cancelling any pre-existing order which relates to securities. It includes transactions entered into by you or by someone acting on your behalf (even if that person is able to exercise full discretion). If your dealing is more unusual and you are not sure whether these rules apply, you should seek further guidance from the Group General Counsel and Company Secretary. FCA means the Financial Conduct Authority. Inside information is information about Vodafone Group Plc or its securities which is not publicly available, which (if it were made public) would be likely to have a non-trivial effect on the price of such securities and which an investor would be likely to use as part of the basis of his or her investment decision. Examples of inside information about Vodafone might include information about Vodafone’s financial performance or a material transaction that Vodafone is considering (before either is made public). Investment programme means a share acquisition scheme relating only to Vodafone’s shares under which: (i) shares are purchased by a restricted person pursuant to a regular standing order or direct debit or by regular deduction from the person’s salary or director’s fees; (ii) shares are acquired by a restricted person by way of a standing election to re-invest dividends or other distributions received; or (iii) shares are acquired as part payment of a restricted person’s remuneration or director’s fees. Notifiable transaction means any transaction in Vodafone securities conducted for your account or for the account of any of your PCAs, whether the transaction was conducted by you or the PCA, or on behalf of your or your PCA by a third party, and regardless of whether or not you or your PCA had control over the transaction. This captures every transaction which changes your or any of your PCAs’ holdings of Vodafone securities, even if the transaction does not require clearance under this Policy. It also includes gifts of Vodafone securities, the grant of options or share awards, the exercise of options or vesting of share awards and transactions carried out by investment managers or other third parties on your behalf (or on behalf of any of your PCAs), including where discretion is exercised by such investment managers or third parties and including under trading plans or investment programmes. PCA means a person closely associated with a PDMR, being: (i) a PDMR’s spouse, civil partner or equivalent under national law; (ii) a PDMR’s child (including step-child) under the age of 18 who is unmarried and does not have a civil partner; (iii) a relative (which can include an adult child) who has shared the same household as the PDMR for at least one year on the date of dealing; or (iv) a legal person, trust or partnership which is managed by the PDMR (or by any of the persons referred to in (i) to (iii) above), which is directly or indirectly controlled by such a person, which is set up for the benefit ofsuch a person, or which has economic interests that are substantially equivalent to those of such a person. PDMR means a person discharging managerial responsibilities within Vodafone, being either: (i) a Board member; or (ii) an Executive Committee member. Restricted person means: (i) a PDMR; or (ii) any employee who has been notified by Vodafone that they are a member of one or more closed period list, insider list or confidentiality list.

. 4 | Page C2 General Securities are any publicly traded or quoted shares or debt instruments (e.g. bonds, notes and depositary receipts) and any derivatives or other financial instruments linked to any of them (including options). Trading plan means a written plan entered into by a restricted person and an independent third party that sets out a strategy for the acquisition and/or disposal of Vodafone securities by the restricted person, and: (A) specifies the amount of Vodafone securitiesto be dealt in and the price at which and the date on which the Vodafone securities are to be dealt in; or (B) gives discretion to that independent third party to make trading decisions about the amount of Vodafone securities to be dealt in and the price at which and the date on which the Vodafone securities are to be dealt in; or (C) includes a method for determining the amount of Vodafone securities to be dealt in and the price at which and the date on which the Vodafone securities are to be dealt in. Vodafone securities means any securities in Vodafone Group Plc, Vodacom Group Limited and Vantage Towers AG. 2. Policy Requirements 2.1 What must I do, and not do, if I have confidential or inside information relating to Vodafone? You must not disclose any confidential information about Vodafone (including any inside information) at any time to anyone (including your family, friends and business acquaintances). You must not disclose inside information even within Vodafone, except where you are required to do so as a part of your employment or duties (you will know if this is the case). You must not deal in any Vodafone securitiesif you are in possession of inside information about Vodafone. You must also not recommend, encourage or induce someone else to deal (or not to deal) in Vodafone securities, even if you will not profit from the dealing. Such behaviour constitutes “insider dealing”: a civil and/or criminal offence. If you have previously entered into a commitment to deal at a time when you did not have inside information, any consequential dealing may be permissible (for example, in relation to Vodafone’s share incentive plans). However, you must speak to the Group Corporate Secretariat team prior to dealing if you think this might apply to you. You may, from time to time, be given access to information which is inside information about a different company (for example, a company that is a customer of or supplier to Vodafone). When you have such inside information, you must not deal in the securities of that company at those times and you must otherwise comply with this paragraph 2.1 in relation to securities of that company. 2.2 What procedures must I follow in relation to dealings in Vodafone securities? Paragraph 3 of this Policy contains the dealing clearance procedures that must be followed by PDMRs and Code employees. Paragraph 4 sets out additional obligations which apply to PDMRs only. 2.3 What must I do if I have inside information about another company? You may, from time to time, be given access to information which is inside information about a different company (for example, a company that is a customer of or supplier to Vodafone). When you have such inside information, you must not deal in the securities of that company at those times and you must otherwise comply with paragraph 2.1 above in relation to securities of that company. 3. Clearance Procedures 3.1 When must I obtain clearance to deal? You must not deal for yourself or for anyone else, directly or indirectly, in Vodafone securities at any time without obtaining advance clearance from the relevant approver noted in the table below (the ‘Approver’). Individual requesting clearance to deal Approver

. 5 | Page C2 General Chairman of Vodafone Group Plc Group General Counsel and Company Secretary Directors of Vodafone Group Plc (except the Chairman) Chairman Group General Counsel and Company Secretary Chairman Members of the Executive Committee (excluding the CEO and CEO) Group General Counsel and Company Secretary All other Restricted Persons Head of Corporate Secretariat (groupcosec@vodafone.com) You must also not enter into, amend or cancel a trading plan or an investment programme under which Vodafone securities may be purchased or sold unless clearance has been given to do so. This meansthat there will be certain times when you cannot deal in Vodafone securities. 3.2 How do I obtain clearance if I want to deal? Applications for clearance to deal in Vodafone securities should be made by email to the Approver. A template is located at Appendix 1 for the purposes of applying for clearance. You must not submit an application for clearance to deal if you are in possession of inside information. If you become aware that you are or may be in possession of inside information after you submit an application for clearance, you must inform the Group General Counsel and Company Secretary as soon as possible and you must refrain from dealing (even if you have been given clearance). You will receive a written response to your application within five business days. You will not normally be given a reason if you are refused permission to deal. You should keep any such refusal confidential and not discuss it with any other person. Where permission is given you will be required to deal as soon as possible and in any event within two business days (excluding the day permission is given), after which clearance will lapse. In so dealing, you must also comply with any conditions on which clearance has been granted. 3.3 What about employee share plans or if my dealing is unusual? Different clearance procedures will apply where dealing is being carried out by Vodafone in relation to employee share plans (e.g. if Vodafone is making an option grant or share award to you, or shares are receivable on vesting under a long-term incentive plan). You will be notified separately of these arrangements for clearance if they apply to you. If you have previously entered into a commitment to deal at a time when you did not have inside information, any consequential dealing may be permissible (for example, in relation to Vodafone’s share incentive plans). However, you must speak to the Group General Counsel and Company Secretary prior to dealing if you think this might apply to you. You should seek further guidance from the Group General Counsel and Company Secretary before transacting in: (A) units or shares in a collective investment undertaking (e.g. a UCITS or an Alternative Investment Fund) which holds, or might hold, Vodafone securities; or (B) financial instruments which provide exposure to a portfolio of assets which has , or may have, an exposure to Vodafone securities. This is the case even if you do not intend to transact in Vodafone securities by making the relevant investment. If you act as the trustee of a trust, you should speak to the Group General Counsel and Company Secretary about your obligations in respect of any dealing in Vodafone securities carried out by the trustee(s) of that trust. If you are unsure as to whether or not a particular transaction requires clearance, you should seek further guidance from the Group General Counsel and Company Secretary before carrying out that transaction. 4. Additional provisions for PDMRs

. 6 | Page C2 General 4.1 What obligations apply to me as a PDMR? You must follow the Clearance Procedures in paragraph 3 above. Please be aware that you must seek permission to deal at all times, and not only during closed periods. You will not ordinarily be given clearance to deal in Vodafone securities during: (i) any period where there exists any matter which constitutes inside information; or (ii) a closed period. You must notify Vodafone of all dealings in Vodafone securities, in accordance with paragraph 4.2 below. You must notify the Company Secretary if you elect to participate in the Dividend Reinvestment Plan. In order to improve accuracy of information, it would be extremely helpful if you provide the Company Secretary with contact details of your broker to liaise with them on DRIP election and other share dealing matters. You must notify any “persons closely associated” with you (known as PCAs) of their obligations and notify Vodafone of your PCAs, in accordance with paragraph 4.3 below. 4.2 What notifications must I give in relation to dealings? As a PDMR, you must notify Vodafone and the FCA of every notifiable transaction conducted for your account as follows: • Notifications to Vodafone must be made by email to the Group General Counsel and Company Secretary as soon as possible and in any event within one business day of the transaction date. A template is located at Appendix 2 for the purposes of making the notification. After the transaction has been notified, Vodafone will be required to release a stock exchange announcement. • When you notify the Group General Counsel and Company Secretary of any notifiable transaction in accordance with this Policy, Vodafone will notify the FCA on your behalf within three business days of the transaction date and you won’t need to take further action. You should ask your investment managers (whether discretionary or not) in writing not to deal in Vodafone securities on your behalf during closed periods. You must keep a copy of this communication and provide the copy to the Group General Counsel and Company Secretary on request. You should also inform your investment managers of your obligations relating to this Policy to ensure that they notify you of any transactions promptly. If you are unsure as to whether or not a particular transaction is a notifiable transaction, you should seek further guidance from the Group General Counsel and Company Secretary. 4.3 What must I tell my PCAs in relation to their dealings? You must provide the Group General Counsel and Company Secretary with a list of your PCAs and notify the Group General Counsel and Company Secretary of any changes that need to be made to that list on an ongoing basis. You should ask your PCAs in writing not to deal (whether directly or through an investment manager) in Vodafone securities during a closed period. Your PCAs are required to notify Vodafone and the FCA in writing of every notifiable transaction conducted for their account, within the timeframes set out in paragraph 4.2 above. You should inform your PCAsin writing of this requirement, keep a copy of the communication, and provide the copy to the Group General Counsel and Company Secretary on request. The Group General Counsel and Company Secretary can provide you with a template letter to send to your PCAs including the above information. When your PCA notifies the Group General Counsel and Company Secretary of a notifiable transaction, Vodafone will notify the FCA on behalf of your PCA. You should also inform your PCAs’ investment managers of your PCAs’ obligations relating to the transactions described in this Policy to ensure that the investment managers notify your PCAs of any such transactions promptly, so as to allow your PCA to notify Vodafone within the relevant timeframes. If you have inside information (e.g. a confidential major transaction), you should not prevent your PCA from dealing (assuming they remain unaware and it is not during a closed period), as to do so may constitute the disclosure of inside information. 5. Document history Version Date Changes Other policies affected Approved by

. 7 | Page C2 General 1.o Dec 2013 Original document Rosemary Martin 2.0 July 2016 Updated to simplify and bring into compliance with Market Abuse Regulation Rosemary Martin 2.1 25 Sept 2018 Policy Template Update 3.0 June 2022 Updated following review by external counsel Rosemary Martin 3.1 July 2022 Minor amendments by Rosemary Martin Rosemary Martin 3.2 April 2023 Updated to reflect ownership changes and provide clarity on the remit of the securities included Maaike de Bie

. 8 | Page C2 General Appendix 1 Clearance application template Vodafone Group Plc (“Vodafone”) Application for clearance to deal If you wish to apply for clearance to deal under Vodafone’s PDMR Dealing Code, please provide at least the information noted in sections 1 and 2 of the table below. By submitting this information, you will be deemed to have confirmed and agreed that: (i) the information provided is accurate and complete; (ii) you are not in possession of inside information relating to Vodafone or any Vodafone securities; (iii) if you are given clearance to deal and you still wish to deal, you will do so as soon as possible and in any event within two business days; and (iv) if you become aware that you are in possession of inside information before you deal, you will inform the Group General Counsel and Company Secretary and refrain from dealing. 1. Applicant a) Name b) Contact details [For executive directors and other employees, please include email address and extension number.] [For non-executive directors, please include email address and telephone number.] 2. Proposed dealing a) Description of the securities [e.g. a share, a debt instrument, a derivative or a financial instrument linked to a share or debt instrument.] b) Number of securities [If actual number is not known, provide a maximum amount (e.g. “up to 100 shares” or “up to £1,000 of shares”).] c) Nature of the dealing [Description of the transaction type (e.g. acquisition; disposal; subscription; option exercise; settling a contract for difference; entry into, or amendment or cancellation of, an investment programme or trading plan).] d) Other details [Please include all other relevant details which might reasonably assist the person considering your application for clearance (e.g. transfer will be for no consideration, or trading plan terms).]

. 9 | Page C2 General Appendix 2 Notifiable transaction template Vodafone Group Plc (“Vodafone”) Transaction notification Please send your notification to the Group General Counsel and Company Secretary. You should confirm the details of the transaction(s) either by (i) confirming the date and stating that the transaction(s) took place according to the information contained in the application for clearance to deal, or (ii) providing at least the information set out in the form below. 1. Details of PDMR / person closely associated with them (“PCA”) a) Name [Include first name(s) and last name(s).] [If the PCA is a legal person, state its full name including legal form as provided for in the register where it is incorporated, if applicable.] b) Position / status [For PDMRs, state job title e.g. CEO, CFO.] [For PCAs, state that the notification concerns a PCA and the name of the relevant PDMR.] 2. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted b) Nature of the transaction [Description of the transaction type e.g. acquisition, disposal, subscription, contract for difference, etc.] [Please indicate whether the transaction is linked to the exercise of a share option programme.] [If the transaction was conducted pursuant to an investment programme or a trading plan, please indicate that fact and provide the date on which the relevant investment programme or trading plan was entered into.] c) Price(s) and volume(s) [Where more than one transaction of the same nature (purchase, disposal, etc.) of the same financial instrument are executed, prices (including currency) and volumes of these transactions should be separately identified in the table above, using as many lines as needed. Do not aggregate or net off transactions.] Price(s) Volume(s) e) Date of the transaction [Date of the particular day of execution of the notified transaction]